UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                           MARKLAND TECHNOLOGIES, INC.
                                (Name of Issuer)
                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)
                                    570658203
                                 (CUSIP Number)
                                  Stephen Hicks
                               Southridge Parthers
                            90 GROVE STREET, STE 204
                               RIDGEFIELD CT 06877

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                 OCTOBER 7, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

     |_|     RULE  13D-1(B)
     |X|     RULE  13D-1(C)
     |_|     RULE  13D-1(D)



      *THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

     THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO. 570 658 203

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1)     NAMES  OF  REPORTING  PERSONS.
                  SOUTHRIDGE PARTNERS LP

       I.R.S.      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                   06-1494618
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2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) | | (SEE
       INSTRUCTIONS) (B) | |

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3)     SEC  USE  ONLY

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4)     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                DELAWARE
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     NUMBER  OF  SHARES     5)     SOLE  VOTING POWER   25,563,188    SHARES
     BENEFICIALLY           ---------------------------------------------------
     OWNED  BY  EACH        6)     SHARED  VOTING  POWER
     REPORTING              ---------------------------------------------------
     PERSON  WITH           7)     SOLE  DISPOSITIVE  POWER   25,563,188  SHARES
                            ---------------------------------------------------
                            8)     SHARED  DISPOSITIVE  POWER

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9)     AGGREGATE  AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               25,563,188    shares
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10)     CHECK  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES
        CERTAIN  SHARES  (SEE  INSTRUCTIONS)                               | |


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11)     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ITEM  9

            Reporting Person holds 25,563,188 shares of common stock. Reporting Person holds 1,160 shares of Series D preferred stock that, absent any restriction, is convertible into 64,444,444 shares of common stock, and 568,570 shares issuable upon the exercise of currently exercisable warrants. Pursuant to a restriction on beneficial ownership provided in the certificate of designation of the Series D preferred stock and contractual restriction in the warrants held by Reporting Person, the Reporting Person is prohibited from beneficially owning more than 9.9% of issuer's common stock at any given time. The Reporting Person expressly disclaims any beneficial ownership in the shares of common stock of issuer held by any other entity or PERSON.
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12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN


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

ITEM  1.

(A) NAME OF ISSUER MARKLAND TECHNOLOGIES, INC.


(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

      88 Royal Little Drive, Providence, RI 02904


ITEM 2.

(A) NAME OF PERSONS FILING SOUTHRIDGE PARTNERS LP


(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

         90 GROVE STREET, STE 204
         RIDGEFIELD CT 06877

(C) CITIZENSHIP          DELAWARE


(D) TITLE OF CLASS OF SECURITIES

      COMMON STOCK

(E) CUSIP NUMBER

      570   658 203

ITEM  3.

      IF THIS STATEMENT IS FILED PURSUANT TO RULE 240.13D- 1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

     (A)  ___ BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT (15 U.S.C.
          78O).

     (B)  ___ BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT (15 U.S.C. 78C).

     (C) ___ INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT (15 U.S.C. 78C).

     (D) ___ INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80A-8).

     (E)  ___ AN INVESTMENT ADVISER IN ACCORDANCE WITH 240.13D- 1(B)(1)(II)(E).

     (F) ___ AN EMPLOYEE BENEFIT PLAN OR ENDOWMENT FUND IN ACCORDANCE WITH 240.13D-1(B)(1)(II)(F).

     (G) ___ A PARENT HOLDING COMPANY OR CONTROL PERSON IN ACCORDANCE WITH 240.13D-1(B)(1)(II)(G)

     (H) ___ A SAVINGS ASSOCIATION AS DEFINED IN SECTION 3(B) OF THE FEDERAL DEPOSIT INSURANCE ACT (12 U.S.C. 1813).

     (I) ___ A CHURCH PLAN THAT IS EXCLUDED FROM THE DEFINITION OF AN INVESTMENT COMPANY UNDER SECTION 3(C)(14) OF THE INVESTMENT COMPANY ACT OF 1940 (15 U.S.C. 80A-3).

     (J)  ___ GROUP, IN ACCORDANCE WITH SECTION 240.13D-1(B)(1)(II)(J).


ITEM 4. OWNERSHIP.

      PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.

     (A)  AMOUNT  BENEFICIALLY  OWNED:

      Reporting Person holds 25,563,188 shares of common stock. Reporting Person holds 1,160 shares of Series D preferred stock that, absent any restriction, is convertible into 64,444,444 shares of common stock, and 568,570 shares issuable upon the exercise of currently exercisable warrants. Pursuant to a restriction on beneficial ownership provided in the certificate of designation of the Series D preferred stock and contractual restriction in the warrants held by Reporting Person, the Reporting Person is prohibited from beneficially owning more than 9.9% of issuer's common stock at any given time. The Reporting Person expressly disclaims any beneficial ownership in the shares of common stock of issuer held by any other entity or PERSON.

     (B) PERCENT OF CLASS: 9.9%


     (C) NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

     (I) SOLE POWER TO VOTE OR TO DIRECT THE VOTE: 25,563,188 shares

     (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

     (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 25,563,188 shares

     (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING |___|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP


ITEM 9. NOTICE OF DISSOLUTION OF GROUP

ITEM 10. CERTIFICATION.

BY SIGNING BELOW WE CERTIFY THAT, TO THE BEST OF OUR KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF THE SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING THAT PURPOSE OR EFFECT.

DATED:  FEBRUARY 14, 2006


                                 SOUTHRIDGE PARTNERS LP

                                 BY: SOUTHRIDGE CAPITAL MANAGEMENT LLC


                                     BY:   /S/S
                                        ------------------------------------
                                               STEPHEN HICKS, MANAGING DIRECTOR